EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Issuer Comment - Midroog

Below is an excerpt from Midroog's Issuer Comment issued with respect to the Company:

On February 10, 2015, the Board of Directors of Bezeq (the "Company") approved the Company's execution of a transaction of stakeholders for the purchase of the remaining shares and shareholders loans of D.B.S. Satellite Services (1998) Ltd. (hereinafter, "Yes") and an increase of up to 100% of Yes' shareholdings. The consideration was set at a cash amount of NIS 680 million and two contingent considerations at an aggregate of NIS 370 million, contingent on Yes' ability to take a loss for tax purposes and on Yes' performance over the course of several years. It is noted that implementation of the transaction is subject to the approval of a special general meeting of shareholders of Bezeq and the approval of the Ministry of Communications.

In Midroog's estimation, the merger, at its current stage (based on the circumstances reported) will not affect the rating of Bezeq's debentures series (Series 5 through 8) (Aa2 stable).

A full merger of Yes in the medium term will support the Company's business profile and its ability to maintain relative advantage; to offer an all-inclusive communications package; to contend with increased competition and to maintain and expand its clientele base. The merger offers potential to realize operating, marketing and tax synergies in the medium-long term, which will support the Company's financial profile.

In the short term, however, according to Midroog's base scenario for the terms of the transactions, Midroog anticipate a certain erosion in the Company's financial profile (despite an increase in cash flow) which will be expressed in an certain erosion in profitability, which should remain high in the balance sheet leverage and coverage ratios, although the latter will still remain within the rating range.

In order to review the full report, please refer to the TASE website:

http://maya.tase.co.il/bursa/report.asp?report_cd=952527

The above information constitutes a translation of the excerpt from "Issuer Comment" published by the Company and Midroog. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.